September 8, 2017

CONFIDENTIAL

John Cash

SiSi Cheng

Chris Ronne

Jay Ingram

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited

Form 20-F for the Year Ended December 31, 2016
Filed April 27, 2017
File No. 1-12158

Dear Mr. Cash, Ms. Cheng, Mr. Ronne and Mr. Ingram:

Shanghai Petrochemical Company Limited (the “Company”) is writing with regard to the comments dated August 3, 2017 (the “Comments”) from the Securities and Exchange Commission (the “Commission”) on the Company’s annual report on Form 20-F for the year ended December 31, 2016. The Company wishes to thank you and the other members of the staff of the Commission (the “Staff”) for your comments.

The Company has responded to all of the Comments by revising the annual report on Form 20-F/A to comply with the comment or provided an explanation if the Company has not so revised the annual report. A copy of a draft amendment to the annual report on Form 20F/A (the “Amendment”) is included in this response letter. The Company will file the Amendment once it is confirmed that the Staff has no further comment.

Set forth below are the Company’s responses to the comments contained in the letter dated August 3, 2017 from the Staff. The comments are retyped below for your ease of reference and are followed by a summary of the responsive actions taken.

Selected Consolidated Financial Data, Page 1

1.	We note your tabular presentation of net cash flows from operations and select cash flow items from financing and investing on page 2. In order for investors to more fully understand your liquidity, please revise future filings to also include net cash flows from investing and financing activities. Refer to Section 202.03 of the SEC’s Codification of Financial Reporting Policies for guidance.

The Company noted the Staff’s comment and will include net cash flows from investing and financing activities in future filings of annual reports.

Liquidity and Capital Resources, page 48

Net Cash Used in Financing Activities, page 49

2.	You disclose on page 49 that the decrease in net cash used in financing activities in 2016 was due to the decrease in repayments of borrowings to third parties of RMB23,690 million, partially offset by the decrease in proceeds from borrowings from third parties of RMB7,347 million. These amounts are not consistent with the information presented in the consolidated statement of cash flows on page F-9. Please advise or revise as appropriate.

The Company noted that the inconsistency was due to an inadvertent typographical error on page 49. The Company has revised the disclose in the Amendment accordingly.

Contractual Obligations and Commercial Commitments, page 52

3.	Please revise the table on page 53 to disclose your contractual obligations for each time period presented in the table as well as the total amount of contractual obligations for each time period. Refer to Item 303(a)(5) of Regulation S-K.

The Company has revised the table on page 53 on the Form 20-F in response to the Staff’s comment. Please refer to page 1 of the Amendment under Item 5 / point F. Contractual Obligations and Commercial Commitments.

Item 19. Exhibits, page 91

4.	Please file as an exhibit to your annual report on Form 20-F any contracts representing the Secco joint venture, or explain to us why you are not required to do so. See Instruction 4 (b)(ii) of Instructions as to Exhibits of Form 20-F.

The Company respectfully submits to the Staff that the Company noted the Staff’s comment and after due consideration, the Company determined it is not required to file contracts representing the Secco joint venture under the Instruction 4(b)(ii) of Instructions to Exhibit of Form 20-F, as the Company’s business does not substantially depend on transactions with Secco. The Company’s determination was based on the following facts:

(i)	Transactions with Secco have limited impact on the Company’s results of operations:

For the years ended December 31, 2014, 2015 and 2016, the purchase amount from Secco represented 5.54%, 5.06% and 3.53% of the Company’s total cost of sales of the same periods, respectively. Similarly, sales amount to Secco represented for 2.07%, 1.71% and 1.77% of the Company’s total revenue of the same period, respectively. Given that the relevant percentages were relatively insignificant, the Company believes that the Company’s business does not substantially depend on transactions with Secco. The Company does not expect these relevant percentages to increase significantly in the foreseeable future. In addition, transactions with Secco are conducted at arm’s length and materials supplied by Secco are readily available from other suppliers in the market. Therefore, the Company believes alternative transaction counterparties can be identified without having to incur significant cost or delay.

(ii)	Secco as an associated company has limited impact on the Company’s results of operations:

a.	Secco has limited impact on the Company’s net profits. For the years ended December 31, 2014, 2015 and 2016, the Company’s net profits generated from its share of profits in Secco amounted to 12.42%, 13.20% and 10.05% of the Company’s net profits, respectively. The Company believes that such contribution to net profit, although not immaterial, is not significant taking the Company’s scale of operation as a whole. As such, the Company’s believers its business is not substantially dependent on its share of profits from Secco.

b.	The Company has no control over Secco’s business operations and has not directly participated in Secco’s business operations either. Although the Company is entitled to appoint one director in Secco’s board of directors, the Company has no control over the board of Secco. The Company has not appointed any its senior management to Secco’s management team and has not directly participated in the Secco’s decision making process. As such, the Company has no control over Secco’s business operations.

Based on facts and analyses above, the Company respectfully seeks the Staff’s consent that the Company’s business is not substantially dependent on contracts representing the Secco joint venture.

In addition, the Product Supply and Sales Services Framework Agreement with China Petroleum & Chemical Corporation and China Petrochemical Corporation (previously filed as Exhibit 4.1 of the Company’s 2013 annual report on Form 20-F), and the Comprehensive Services Framework Agreement with China Petroleum & Chemical Corporation (previously filed as Exhibit 4.2 of the Company’s 2013 annual report on Form 20-F) were renewed and extended with the new expiration date of December 31, 2019. Both agreements will be refiled as Exhibit 4.1 and Exhibit 4.2 to the Amendment to reflect the new terms.

If you have any questions or comments, please contact Mr. Meiyun Zhou, the Chief Financial Officer of the Company at +86-21-5794 3143.

Very truly yours,

/s/ Meiyun Zhou
Meiyun Zhou

Chief Financial Officer
Sinopec Shanghai Petrochemical Company Limited

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